SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ___________ to ___________

Commission file number: 000-16421

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees' Retirement Savings Plan of Provident Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Bankshares Corporation
114 East Lexington Street
Baltimore, Maryland 21202

REQUIRED INFORMATION

Item 1-3. The Employees' Retirement Savings Plan of Provident Bank (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Item 4. The Plan, which is subject to ERISA, is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23.1 Consent of KPMG LLP

EMPLOYEES' RETIREMENT SAVINGS PLAN OF PROVIDENT BANK OF MARYLAND

Financial Statements

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

EMPLOYEES' RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK OF MARYLAND

Table of Contents

* * * * * * *

The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are not applicable and are therefore omitted.

KPMG LLP
111 S. Calvert Street
Baltimore, Maryland 21202

Report of Independent Registered Public Accounting Firm

The Retirement Benefits Committee
Employees' Retirement Savings Plan of Provident Bank of Maryland:

We have audited the accompanying statements of net assets available for benefits of the Employees' Retirement Savings Plan of Provident Bank of Maryland (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2004 and 2003, and the changes in its financial status for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

May 20, 2005

**EMPLOYEES' RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK OF MARYLAND**

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Investments:		
Investments, at fair value (note 4)	$ 78,416,754	60,560,280
Participant loans receivable (note 4)	1,291,380	1,206,869
Total investments	79,708,134	61,767,149
Receivables:		
Participants' contributions	120,414	202
Employer's contributions	8,205	184
Accrued income	2,031	832
Total receivables	130,650	1,218
Net assets available for benefits	$ 79,838,784	61,768,367

See accompanying notes to financial statements.

EMPLOYEES' RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK OF MARYLAND

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

		2004	2003
Additions:			
Investment income:			
Interest and dividends	$	739,219	695,196
Net appreciation in fair value of investments (note 4)		9,340,550	11,033,499
		10,079,769	11,728,695
Contributions:			
Participant		3,626,305	2,933,231
Employer		1,708,810	1,522,252
		5,335,115	4,455,483
Transfers from other plans:			
Essex Bancorp, Inc. 401(k) Retirement Savings Plan		1,277,741	—
Southern Financial Bank 401(k) Plan		4,402,023	—
		5,679,764	—
Total additions		21,094,648	16,184,178
Deductions:			
Benefits paid to participants		3,010,266	4,433,715
Administrative expenses		13,965	12,160
Total deductions		3,024,231	4,445,875
Net increase in net assets available for benefits		18,070,417	11,738,303
Net assets available for benefits:			
Beginning of period		61,768,367	50,030,064
End of period	$	79,838,784	61,768,367

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits of the Employees' Retirement Savings Plan of Provident Bank of Maryland (the Plan) and the changes in those net assets.

(b) Plan Management and Investments

Provident Bank of Maryland (the Company) is the sponsor of the Plan. Under the terms of the Plan and related agreements, Fidelity Management Trust Company (FMTC), the Plan's trustee and custodian, has custody of Plan assets and executes investment transactions pursuant to participants' elections. Fidelity Investments Institutional Operations Company, Inc. (FIIOC), the Plan's recordkeeper, provides administrative services to the Plan and maintains Plan-related records.

The Plan's investments are presented at fair value based on quoted market information except its stable value investments, which are valued at net unit value as determined by the trustee to be an approximation of fair value. Participant loans are recorded at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Appreciation and depreciation in the fair values of investments are recognized in the financial statements in the period in which such changes occur. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

(c) Administrative Expenses

The Company pays all of the Plan's administrative expenses except for the loan administration expenses, which are deducted directly from the individual participants' accounts.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e) Benefits

Benefits are recorded when paid.

(2) Description of the Plan

The following brief description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

(a) General

The Plan is a defined contribution plan covering all full-time and certain part-time employees of the Company after completion of six months of service. It is subject to the provisions of ERISA.

On July 24, 2003, Essex Bancorp, Inc. (Essex Bancorp) signed a definitive merger agreement with Southern Financial Bancorp, Inc. (Southern Financial), providing for the merger of Essex Bancorp with and into Southern Financial. The transaction closed in February 2004.

On November 3, 2003, Southern Financial entered into a definitive agreement with Provident Bankshares Corporation (Provident), providing for the merger of Southern Financial with and into Provident. The transaction closed in May 2004.

Effective August 31, 2004, the Essex Bancorp 401(k) Retirement Savings Plan and the Southern Financial 401(k) Plan merged with and into the Plan.

Effective September 1, 2004, the Plan was amended to add predecessor service for employees of Essex Bancorp and Southern Financial.

Effective April 16, 2003, the Plan was amended to comply with several changes in federal law (commonly known as "GUST").

Effective September 1, 2003, the Plan was amended to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001.

(b) Contributions

Employee contributions are voluntary and may range from 1% to 20% (or 6% for highly compensated employees) of the participant's base salary plus commissions for products sold. These contributions are invested, at the participant's election, into various investment options offered by the Plan. The Company contributes a matching amount equal to 100% of the employee's contributions up to the first 3% of the employee's compensation and 50% of the employee's contributions on the next 3% of the employee's compensation, up to a maximum of 6% of the employee's compensation. The Company's contributions are allocated in the same manner as the participant's contributions.

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations are based on participant contributions and fund earnings on account balances. The benefit to which a participant is entitled is that portion of the participant's account which is vested.

(c) Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company contributions plus earnings thereon become vested at the time the contributions are made to the Plan.

(d) Payment of Benefits

Participants or their beneficiaries will receive lump sum distributions in the event of retirement, death, or disability. Employee contributions and pre-1989 vested Company contributions made under the matching feature of the Plan may only be withdrawn by current employees for financial hardship, retirement, death, or disability.

(e) Forfeitures

A terminating member of the Plan is paid the current value of his/her vested balance in the Plan as of the end of the quarter during which payment is requested, but must forfeit any nonvested portions of their account. In accordance with the terms of the Plan, any forfeitures of Company contributions will be used to reduce future Company contributions. In 2004 and 2003, Company contributions were offset by $9,087 and $13,251, respectively, from forfeited non-vested accounts.

(f) Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the outstanding principal loan. Loan terms range from 1 – 10 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

(3) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, resulting in 100% vesting of the interests of all participants. The assets of the Plan remaining after payment of liquidation expenses are to be allocated for the payment of benefits.

(4) Investments

The following table presents the fair values of investments at December 31, 2004 and 2003. Those investments that represent 5% or more of the Plan's net assets at December 31, 2004 and/or 2003 are indicated by an "*":

		2004	2003
Investments:			
Fidelity Institutional Fund	$	1,322,686	1,042,029
Provident Bankshares Corporation Stock*		32,257,316	23,684,392
Fidelity Advisor Stable Value Portfolio*		13,104,498	11,793,530
Fidelity Advisor Intermediate Bond Fund		2,346,745	1,552,677
Fidelity Advisor Balanced Fund*		4,533,823	4,010,718
AIM Basic Value Fund		1,888,874	685,238
Fidelity Advisor Dividend Growth Fund*		7,808,959	7,194,187
Legg Mason Value Trust, Inc.*		6,430,429	4,780,782
Fidelity Advisor Equity Growth Fund		2,909,110	2,364,626
Fidelity Advisor Overseas Fund		1,340,718	575,901
Fidelity Advisor Value Strategies Fund		1,294,547	804,224
Fidelity Advisor Small Cap Fund		3,179,049	2,071,976
		78,416,754	60,560,280
Participant loans receivable		1,291,380	1,206,869
	$	79,708,134	61,767,149

During 2004 and 2003, the Plan's investments appreciated in value as follows:

		2004	2003
Common stock	$	7,159,512	6,078,621
Mutual funds		2,181,038	4,954,878
	$	9,340,550	11,033,499

(5) Federal Income Tax Status

The Plan is a non-standardized prototype plan sponsored by Fidelity Management & Research Company. A favorable opinion letter dated October 9, 2003 has been received for the prototype plan. The Company is relying on the opinion letter as provided for in Announcement 2001-77. The Plan has been amended since the opinion letter was issued, but the Company and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (IRC).

(6) Transactions with Parties-in-Interest

During the years ended December 31, 2004 and 2003, the Plan invested in a common/collective trust fund and several mutual funds with FMTC, the trustee and custodian of the Plan. Fees paid by the Company for these services totaled $13,883 and $11,790 for the years ended December 31, 2004 and 2003, respectively.

The Plan also invests in shares of Provident Bankshares Corporation Stock.

(7) Reconciliation to Form 5500

In 2004 and 2003, deemed distributions were excluded from participant loans receivable in the Form 5500 but included in the accompanying financial statements. Following is a reconciliation of participant loans receivable, investment income and benefits paid to participants:

		2004	2003
Participant loans receivable per financial statements	$	1,291,380	1,206,869
Deemed distributions of participant loans		(28,772)	(26,837)
Participant loans receivable per Form 5500	$	1,262,608	1,180,032
Investment income per financial statements	$	10,079,769	11,728,695
Interest on deemed distributions of participant loans		(1,935)	(1,805)
Investment income per Form 5500	$	10,077,834	11,726,890
Benefits paid to participants per financial statements	$	3,010,266	4,433,715
Deemed distributions of participant loans		(2)	(35)
Benefit payments and certain deemed distributions of participant loans per Form 5500	$	3,010,264	4,433,680

EMPLOYEES' RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK OF MARYLAND

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2004

Description		Current value
Money market fund:		
Fidelity Institutional Fund*	$	1,322,686
Common stock:		
Provident Bankshares Corporation Stock*		32,257,316
Common/collective trust:		
Fidelity Advisor Stable Value Portfolio*		13,104,498
Registered investment companies:		
Fidelity Advisor Intermediate Bond Fund*		2,346,745
Fidelity Advisor Balanced Fund*		4,533,823
AIM Basic Value Fund		1,888,874
Fidelity Advisor Dividend Growth Fund*		7,808,959
Legg Mason Value Trust, Inc.*		6,430,429
Fidelity Advisor Equity Growth Fund*		2,909,110
Fidelity Advisor Overseas Fund*		1,340,718
Fidelity Advisor Value Strategies Fund*		1,294,547
Fidelity Advisor Small Cap Fund*		3,179,049
Participant loans receivable*, 4% – 11% interest		1,291,380
	$	79,708,134

* Party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Employees' Retirement Savings Plan of Provident Bank

Date: 6/28/05

By: [signature]
Dennis Starliper
Chief Financial Officer, for the Retirement Benefits Committee, Plan Administrator

EXHIBIT 23.1

CONSENT OF KPMG LLP

Consent of Independent Registered Public Accounting Firm

The Retirements Benefits Committee
Employees' Retirement Savings Plan of Provident Bank of Maryland:

We consent to the incorporation by reference in the registration statements (Nos. 333-115176 and 333-115177) on Forms S-8 of Provident Bankshares Corporation of our report dated May 20, 2005, with respect to the statements of net assets available for benefits of the Employees' Retirement Savings Plan of Provident Bank of Maryland as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 report on Form 11-K of the Employees' Retirement Savings Plan of Provident Bank of Maryland.

KPMG LLP

KPMG LLP

Baltimore, Maryland
June 28, 2005